UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Company Secretariat	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

6 May 2015

To:	Australian Securities Exchange[1]	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the address to shareholders to be delivered by the Chairman at the BHP Billiton General Meetings today in London and Perth.

The meeting will be webcast at http://edge.media-server.com/m/p/5tqsv5yi.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the General Meetings will be determined by polls. At the conclusion of the meetings, results will be notified to exchanges and published at www.bhpbilliton.com.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Rachel Agnew

Company Secretary

[1]	This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton General Meetings

Speech by Jac Nasser, Chairman, BHP Billiton

6 May 2015

BHP Billiton General Meetings

6 May 2015

Jac Nasser

Good afternoon and good morning. Let me welcome shareholders here in Perth, shareholders in London and also those joining us via webcast. My name is Jac Nasser.

As we start today’s meeting, I would like to acknowledge the Whadjuk people of the Nyoongar nation who are the Traditional Custodians of this Land. I would also like to express our respect for the Elders both past and present and extend that respect to other Aboriginal people joining us here today.

Before we proceed, let me show you an important notice.

As indicated in the Notice of Meeting, we are here today to approve the demerger of South32 from BHP Billiton. We are holding these meetings via video link to give shareholders in London and Perth the opportunity to consider the demerger together.

I will now ask Shriti Vadera, Chairman of today’s meeting of BHP Billiton Plc, to open proceedings in London.

Before I do so, I would like to note that Sir John Buchanan, our Senior Independent Director in the UK, would usually have performed this role. However, Sir John has an unexpected medical appointment and we wish him all the best.

Good morning, Shriti.

Shriti Vadera

Good morning, Jac and good afternoon to shareholders in Perth.

On behalf of the Board, I welcome you to the General Meeting of BHP Billiton Plc, here at the Queen Elizabeth II Conference Centre in London. It is my pleasure to open the meeting and the poll.

With me on the stage are my fellow Directors, Malcolm Brinded, Keith Rumble, and Company Secretary, Margaret Taylor. Another three of your directors, Carlos Cordeiro, Pat Davies and Wayne Murdy are also present today, along with some of the senior management team.

I will now ask Jac to conduct the business of this meeting via video link from Perth.

Jac Nasser

Thanks, Shriti. Here with me in Perth are your Chief Executive, Andrew Mackenzie, Chief Financial Officer, Peter Beaven, Group Company Secretary, Jane McAloon, South32 Chairman Elect, David Crawford and South32 CEO Elect, Graham Kerr.

Directors Malcolm Broomhead, Carolyn Hewson, Lindsay Maxsted and John Schubert are also here together with some members of the senior management team.

Business

Although the proposal before you today did not require a shareholder vote, your Board decided that we would voluntarily put it to shareholders. This gives all shareholders an opportunity to provide feedback.

Now let me turn to today’s business and also open the poll.

You will have received the Notice of Meeting and Shareholder Circular which describes in detail:

•	the rationale for the demerger of South32 from BHP Billiton;

•	an overview of what BHP Billiton and South32 will look like after the demerger; and

•	the benefits and risks for BHP Billiton shareholders.

The Shareholder Circular contains important information to help you when considering your vote.

The Listing Documents, prepared by South32 in connection with its stock exchange listings, outline the new company’s strategy and demonstrate a strong commitment to safe and sustainable operations. The documents also describe the Board, senior management, assets and risks.

Before going into the detail of the proposed demerger, let me give you some context.

There are very few companies that have prospered for over 100 years. By repeatedly reshaping itself, your company has evolved to become one of the world’s largest companies and a leader in resources. We know you expect BHP Billiton to be strong and resilient; a company that delivers sustainable long-term value through economic and commodity cycles.

Our iron ore business is a good example. For more than a century, BHP Billiton has mined iron ore in Australia. Over that time successive boards and management have taken decisions with the long-term in mind. This has transformed the company from a producer for the domestic market to a significant exporter, supplying iron ore to customers across Asia.

Over the years we have developed world class ore bodies and today our focus is to optimise returns for our shareholders on these investments.

Your Board believes the proposed demerger we are discussing today will create long-term value and is another step in the evolution of your company.

After extensive consideration, we believe the demerger is likely to create more value than other alternatives, including asset sales. We are confident the demerger will create two successful companies.

For BHP Billiton, it means we will have a greater focus on operating our core businesses and we will continue to do so in a safe and sustainable manner. The demerger of South32 simplifies BHP Billiton’s portfolio, while retaining the benefits of scale and diversification. We have 41 assets today, which would be reduced to a core portfolio of 19.

The demerger enables us to focus on our petroleum, copper, iron ore, coal and potash assets, which together generated 96 per cent of the Group’s Underlying Earnings Before Interest and Tax in the 2014 financial year. Our large, long life assets have delivered strong growth for shareholders over the last ten years.

With a more focused portfolio of businesses, Andrew and his team expect to drive further improvement in performance, generating value for our shareholders. Given this, we do not plan to rebase our dividend following the demerger of South32.

South32 will be a new and independent company, headquartered here in Perth, with a diversified portfolio of high quality metals and mining assets. In 2014, South32 generated pro forma revenue of US$8.3 billion and pro forma Underlying Earnings of US$446 million.

South32 has a significant presence in each of its major commodities. This includes being the world’s largest producer of manganese ore, a top source of silver and manganese alloy, and one of the world’s largest ferronickel suppliers. It also has significant alumina, aluminium and coal operations.

South32’s assets are of high quality. If the demerger is approved, these assets will benefit from the focus of their own dedicated Board and management. With David Crawford as Chairman and Graham Kerr as Chief Executive Officer, South32 will pursue an independent business strategy to create additional shareholder value.

Importantly, South32 will have a strong balance sheet giving it the ability to pursue its own growth and investment opportunities; opportunities that may not be pursued if its assets remain within BHP Billiton.

South32 will seek to deliver safe, lean, responsible and predictable operating performance while managing capital in a disciplined way. In addition, South32 intends to distribute a proportion of its underlying earnings as dividends, subject to its cash flow priorities.

Independent expert’s report

To assist shareholders in considering the demerger, your Board commissioned a report from Grant Samuel, a leading independent expert on transactions of this kind. This report describes the benefits and risks of the demerger. You can find it in Section 10 of the Shareholder Circular.

Grant Samuel concludes that the simplified structure of BHP Billiton should, over time, allow the achievement of greater efficiencies, improved productivity and other benefits. They also believe that even relatively modest improvements in operating performance would have a meaningful impact on value and, in comparison, the costs and disadvantages of the demerger are not significant.

Accordingly, the Independent Expert concludes that BHP Billiton shareholders are likely to be better off if the demerger proceeds than if it does not; and that the demerger of South32 from BHP Billiton is in the best interests of shareholders.

What the demerger means

There are two questions I have heard most often from shareholders in discussing the demerger. The first is ‘Why are we proceeding with the demerger now?’. The second is ‘What does the demerger mean for me?’.

On the first question, our long-stated strategy is to simplify BHP Billiton to optimise the long-term value of our business. Over the past three years, we have completed more than US$6.5 billion of targeted divestments to simplify our portfolio.

We believe the demerger of South32 is another meaningful step in this direction.

This demerger is largely neutral with regard to timing of commodity cycles. It does not crystallise value for shareholders at a particular point in the cycle and generally gives shareholders an ownership choice.

On the second question, ‘What does the demerger mean for me?’, for BHP Billiton shareholders, it means you will keep your existing shares in BHP Billiton and it also means you will continue to receive dividends from BHP Billiton.

On the effective date of the demerger, eligible shareholders will also receive a share in South32 for every BHP Billiton share held. That is, if you presently hold 1000 BHP Billiton shares, after the demerger you will continue to hold 1000 BHP Billiton shares, plus 1000 South32 shares.

Of course, South32 shareholders would also receive any dividends paid by South32.

Finally, because South32’s shares will trade on stock exchanges in Australia, South Africa and London, you will have the option to buy and sell South32 shares in your local currency.

Ladies and gentlemen, we believe this proposal will create two successful companies. BHP Billiton will continue to operate our large, long-life, low-cost assets safely, sustainably and profitably.

At the same time, we believe that South32 will be a safe and sustainable company, with a portfolio of high quality diversified assets and a strong balance sheet, together with a dedicated Board and management team.

Both companies can look to the future with confidence.

Your Board believes the demerger is the preferred approach to optimising long-term shareholder value and we consider it to be in the best interests of shareholders as a whole.

As a consequence, we unanimously recommend shareholders vote in favour of the demerger of South32 from BHP Billiton.

The Chairman then conducted the business of the meeting.

Closing

Thank you. I think there has been a reasonable opportunity to hear from everyone. It has been a valuable discussion.

If you have not completed your voting card, please take the opportunity to do so now.

You can see the proxies on the screens.

When you leave today you can drop your cards in the ballot boxes by the exit doors.

In closing, let me again thank you for your continued support and commitment. The meeting results will be notified to the stock exchanges and published on our website.

Ladies and gentlemen, that concludes the formal business for today, I invite you to join us for refreshments outside.

Thank you.

Shriti Vadera

Ladies and gentlemen.

The General Meeting of BHP Billiton Plc is now closed. Thank you once again for coming along today and please join us for refreshments upstairs in the Pickwick Suite.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 6, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary